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                             February 4, 2021

       Patrick Grove
       Chairman and Chief Executive Officer
       Catcha Investment Corp
       45-7 the Boulevard,
       Mid Valley City, 592005
       Kuala Lumpur, Malaysia

                                                        Re: Catcha Investment
Corp
                                                            Registration
Statement on Form S-1
                                                            Filed January 25,
2021
                                                            File No. 333-252389

       Dear Mr. Grove:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1 filed 1/25/2021

       Principal Shareholders, page 127

   1. Please disclose the natural person or persons who directly or indirectly exercise sole or shared voting or
investment control over the shares held by Catcha Holdings LLC.
                                                        Refer to Item 403 of
Regulation S-K and Exchange Act Rule 13d-3.
       Index to Financial Statements, page F-1

   2. Given that you have selected a fiscal year-end of December 31, it appears that you will need to update your
financial statements through December 31, 2020 if your filing is not effective prior to
February 17, 2021, to comply with Rule 8-08 of Regulation S-X.
 Patrick Grove
Catcha Investment Corp
February 4, 2021
Page 2
Exhibit 4.4 Warrant Agreement, page 19

3. The warrant agreement designates the courts of the State of New York or the United
      States District Court for the Southern District of New York as the exclusive forum for actions relating to the agreement, but it states it does not apply "to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal district courts of the United States of America are the sole and exclusive forum."
      However, disclosure in a risk factor at page 62 states that "these provisions of the warrant agreement will not apply to suits brought to enforce any liability or duty created by the
      Securities Act or the Exchange Act or any other claim for which the federal district courts of the United States of America are the sole and exclusive forum." Elsewhere in the risk factor and filing, you disclose that "any action, proceeding or claim against us arising out of or relating in any way to the warrant agreement, including under the Securities Act, will be brought and enforced in the courts of the State of New York or the United States
      District Court for the Southern District of New York." Please reconcile the disclosures. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please ensure that the provision in the warrant agreement states this clearly.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact John Cannarella, Staff Accountant, at (202) 551-3337 or Karl
Hiller, Accounting Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Timothy S. Levenberg, Special
Counsel, at (202) 551-3707 or, in his absence, Loan Lauren Nguyen, Legal Branch Chief, at
(202) 551-3642 with any other questions.



                                                             Sincerely,
FirstName LastNamePatrick Grove
                                                             Division of
Corporation Finance
Comapany NameCatcha Investment Corp
                                                             Office of Energy &
Transportation
February 4, 2021 Page 2
cc:       Benjamin W. James, Esq.
FirstName LastName